

02040938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 5-41652

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HCA 401(k) Plan
Formerly Columbia/HCA Healthcare Corporation Salary Deferral Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HCA Inc.
One Park Plaza
Nashville, Tennessee
37203

PROCESSED

JUL 0 9 2002

THOMSON
FINANCIAL

AUDITED FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

HCA 401(k) Plan
(formerly Columbia/HCA Healthcare Corporation Salary Deferral Plan)
Years ended December 31, 2001 and 2000 with Report of Independent Auditors

0206-0310822

HCA 401(k) Plan
(formerly Columbia/HCA Healthcare Corporation
Salary Deferral Plan)

Audited Financial Statements
(Modified Cash Basis)

Years ended December 31, 2001 and 2000

Contents



■ Ernst & Young LLP
Suite 2200
100 North Tampa Street
Tampa, Florida 33602-5197

■ Phone: (813) 225-4800
www.ey.com

Report of Independent Auditors

Compensation and Benefits Committee
HCA Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of HCA 401(k) Plan (formerly Columbia/HCA Healthcare Corporation Salary Deferral Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 2001 and 2000, and changes therein (modified cash basis) for the years then ended, on the basis of accounting described in Note 2.

Ernst & Young LLP

June 10, 2002

HCA 401(k) Plan
(formerly Columbia/HCA Healthcare Corporation Salary Deferral Plan)

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

| | December 31 | |
	2001	**2000**
Assets		
Investments, at fair value:		
Participation in HCA Inc. Master Retirement Trust	**$2,577,524,966**	$2,667,145,800
Net assets available for benefits	**$2,577,524,966**	$2,667,145,800

See accompanying notes.

HCA 401(k) Plan
(formerly Columbia/HCA Healthcare Corporation Salary Deferral Plan)

Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

| | Year ended December 31 | |
	2001	2000
Additions to net assets attributed to:		
Participants' contributions	$ 224,920,122	$ 186,755,098
Employer contributions	56,487,189	15,830,612
Total additions to net assets	281,407,311	202,585,710
Deductions from net assets attributed to:		
Benefits paid to participants	178,062,374	247,983,436
Administrative expenses	11,556,384	12,015,579
Assets transferred out of the Plan	7,349,332	12,815,946
Total deductions from net assets	196,968,090	272,814,961
Net investment results from HCA Inc. Master Retirement Trust	(174,060,055)	74,524,968
Transfer from Columbia/HCA Healthcare Corporation Stock Bonus Plan	–	899,028,792
Net increase (decrease)	(89,620,834)	903,324,509
Net assets available for benefits:		
Beginning of year	2,667,145,800	1,763,821,291
End of year	$2,577,524,966	$2,667,145,800

See accompanying notes.

HCA 401(k) Plan
(formerly Columbia/HCA Healthcare Corporation Salary Deferral Plan)

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2001

1. Description of the Plan

The following description of the HCA 401(k) Plan (formerly Columbia/HCA Healthcare Corporation Salary Deferral Plan) (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established January 1, 1983 which provides retirement benefits for all eligible employees of HCA Inc. (the Company or HCA), formerly known as HCA – The Healthcare Company, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants are eligible to participate on the first day of the month following two months of continuous employment and upon attaining age twenty-one.

Contributions and Vesting

Participants may defer from 1% to 15% of eligible salary to the Plan. The Company, in its sole discretion may limit the contributions of highly compensated employees. Such amounts, along with earnings thereon, are fully vested at all times.

The Company contributes to the Plan a matching employer contribution of $.50 for every dollar of participant deferrals up to the first 1.5% of eligible compensation (Matching Contribution). Effective January 1, 2001, the Company may at its sole discretion make a Stock Bonus Contribution or a Profit Sharing Contribution to the Plan for any Plan year which will be shared among active participants for the Plan year. The Plan provides for a vesting schedule relative to the Matching Contributions, Stock Bonus Contribution and Profit Sharing Contributions that occurs ratably beginning with three years of vesting service, with 100% vesting occurring after seven years of vesting service. Participants will be fully vested upon retirement, death or disability without regard to service.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 not to exceed the lesser of $50,000 reduced by all other outstanding loans, or 50% of the participant's total vested account balance. Loan terms range from one to five years (ten years if loan was used to acquire a principal residence). The loans are secured by the balance in the respective participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratable through payroll deductions.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution. Additionally, each participant's account is credited/charged with Plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Benefit Payments

Prior to July 1, 2001, a participant could elect to receive distributions in one of the following forms: a lump sum distribution in cash; installments to be paid over a period of 5, 10, 15 or 20 years on a monthly, quarterly, or annual basis; a joint and 50% survivor annuity for the participant and his/her spouse; a life annuity; or a life annuity with guaranteed payments. Subsequent to June 30, 2001, only a lump-sum distribution is available. Upon the death of a participant, the vested account balance will be distributed in one single lump sum. Hardship withdrawals are permitted under the Plan.

Administrative Expenses

In accordance with the Plan document, expenses incurred to administer the Plan are paid by the Plan unless paid by the Company, at the Company's discretion.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, every participant will be fully vested in the value of his/her account after payment of any accrued expenses and liabilities of the Plan and any expenses involved in the termination of the Plan will be paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Under this basis, investment assets are reported at fair value, net realized and unrealized appreciation (depreciation) in fair value of investments is recognized, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid.

Valuation of Investments

The Plan's investments, which are participant directed, in the HCA Inc. Master Retirement Trust (formerly Columbia/HCA Healthcare Corporation Master Retirement Trust) (the Master Trust) are stated at fair value except for certain investment contracts held in the Interest Income Fund. Securities traded on a national securities exchange, including HCA Inc. common stock, are valued at the last reported sales price of the primary exchange on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. When such prices are unavailable, The Northern Trust Company (the Trustee) determines a valuation from the market maker dealing in that particular security. Real estate, joint ventures, and other limited partnerships owned by the Master Trust are valued at the appraised values

Notes to Financial Statements (continued)
(Modified Cash Basis)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

available as of the last business day of the Plan's year. The fair value of participation units owned by the Master Trust in the collective trust funds and the insurance general account was based on quoted redemption value on the last business day of the Plan's year. Participant loans are valued at their outstanding balance, which approximates fair value.

Investment contracts held in the Master Trust are wrapper contracts with insurance companies that generally change the investment characteristic of underlying securities (such as U.S. Government Securities) to those of guaranteed investments contracts. The investment contracts are fully benefit-responsive and are recorded at their contract values which approximates fair value. The values represent participant contributions, reinvested income, and accruals, less any participant withdrawals. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The contract value of the investment contracts at December 31, 2001 and 2000 was $199,336,803 and $188,312,491, respectively. The fair value of the investment contracts at December 31, 2001 and 2000 was $199,902,418 and $187,550,939, respectively. As of December 31, 2001 and 2000, the fair value of the wrapper contracts was $565,615 and ($761,552). The interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and was 5.405% at December 31, 2001 and ranged from 5.75% to 6.165% at December 31, 2000.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

The Master Trust, through activities of certain of its investment managers, uses derivative financial instruments in connection with its normal trading activities in an effort to improve investment returns, manage exposure to fluctuations in interest rates or otherwise manage risk. A derivative financial instrument is a security or contractual agreement that derives its value from some other security, commodity, currency, or index. The Master Trust is invested in various types of derivative financial instruments including forward contracts, futures contracts, swaps, options, investment contracts, and collateralized mortgage obligations.

The Master Trust's equity and fixed income investment managers are permitted to hedge the currency risks of their foreign security investments. In addition, certain equity and fixed income investment managers are permitted to use derivative instruments as part of their respective strategies. These strategies use derivative instruments to replicate the risk/return profile of assets, asset classes, equity or fixed income market indices and to assist in the management of the exposure of the investment portfolio. The investment managers are prohibited from using derivatives for speculative purposes and any hedged positions are not permitted to exceed the level of exposure in the related Master Trust assets. Change in fair value of the derivative financial instruments is recorded separate from the related investment (see Note 3 Investments). As such, change in fair value of the derivative financial instruments, including associated investment income (loss), may offset or reflect an inverse relationship with change in fair value, including associated investment income (loss), in the related investment. The Master Trust's investment managers are required to combine such change in the fair value, including associated investment income (loss), of the derivative financial instruments with those of the related investments to determine the effectiveness of their strategies.

The Master Trust is exposed to risks from unfavorable changes in interest rates or market values of the securities underlying the derivative financial instruments. The Master Trust is also exposed to credit risk in the event of nonperformance by the counterparties to the derivative instruments. However, the Master Trust minimizes its exposure to credit loss by requiring settlement with the counterparties as frequently as daily and/or requiring

HCA 401(k) Plan
(formerly Columbia/HCA Healthcare Corporation
Salary Deferral Plan)

Notes to Financial Statements (continued)
(Modified Cash Basis)

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments (continued)

settlement based upon pre-established dollar amount limits with those counterparties. The Master Trust does not anticipate nonperformance by the counterparties and generally does not require counterparty collateral.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

All of the Plan's investments are in the Master Trust, which invests in a variety of investments and was established for the investment of assets of the Plan and several other Company sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust investment accounts selected by the plan. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 53.19% and 52.31%, respectively. Investment income and expenses are allocated to the Plan based upon on each plan's share of elected investments and the income and expenses earned/charged on those investments.

HCA 401(k) Plan
(formerly Columbia/HCA Healthcare Corporation Salary Deferral Plan)

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (continued)

Financial information relating to the Master Trust is summarized below.

The following table presents the net assets of the Master Trust at December 31:

	2001	2000
Investments, at fair value:		
Money market accounts	$ 119,670,464	$ 32,435,744
U.S. government securities	500,167,829	665,020,207
Corporate bonds - preferred	244,942,111	135,336,984
Corporate bonds - other	112,616,147	95,169,658
Corporate stock – preferred	22,723,195	21,749,371
Corporate stock - common	1,698,309,043	1,543,978,119
HCA common stock	1,186,569,905	1,435,029,140
Interest in partnerships/joint ventures	51,266,137	58,998,684
Interest in common/collective trusts	318,514,104	300,684,739
Interest in registered investment companies	445,581,251	716,881,515
Interest in insurance general account	6,426,792	6,097,321
Real estate	35,576,418	31,586,172
Synthetic guaranteed investment contract wrapper	565,615	(761,552)
Other investments	8,160,077	11,601,859
Participant loans	80,538,452	53,772,749
Investments, at contract value:		
Guaranteed investment account	199,336,803	188,312,491
Total Investments	5,030,964,343	5,295,893,201
Cash	1,867,628	–
Receivables- other	–	113,731
Interest income receivable	2,010,968	13,321,288
Total Assets	5,034,842,939	5,309,328,220
Other liabilities	(5,203,180)	(6,246,510)
Pending trades	(179,920,925)	(204,793,613)
Total net assets of the Master Trust	$4,849,718,834	$ 5,098,288,097

3. Investments (continued)

Investment income (loss) for the Master Trust for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Net appreciation (depreciation) in the fair value of investments:		
U.S. government securities	$ 11,026,787	$ 34,983,013
Corporate bonds – preferred	4,758,291	6,357,130
Corporate bonds – other	382,877	(1,159,167)
Corporate stock – preferred	(3,548,291)	(1,089,009)
Corporate stock – common	(187,995,141)	(34,407,029)
HCA common stock	(170,552,230)	502,561,525
Interest in partnerships/joint ventures	5,536,036	5,100,306
Interest in common/collective trusts	11,686,134	19,316,216
Interest in registered investment companies	(31,957,333)	74,125,583
Guaranteed investment account	11,083,418	11,489,942
Real estate	2,088,597	4,450,443
Other financial instruments	(18,280,473)	(41,855,016)
Total	(365,771,328)	579,873,937
Interest and dividends	78,704,956	75,665,668
Rents	2,666,116	6,855,383
Total investment income (loss)	$(284,400,256)	$662,394,988

HCA 401(k) Plan
(formerly Columbia/HCA Healthcare Corporation
Salary Deferral Plan)

Notes to Financial Statements (continued)
(Modified Cash Basis)

4. Income Tax Status

The Plan has received it's most recent determination letter from the Internal Revenue Service dated May 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-In-Interest

Transactions with parties-in-interest include purchases and sales of assets through the Trustee, contributions from the Company, and fees paid during the year for accounting and other services.

6. Plan Merger

The statement of changes in net assets available for benefits for the year ended December 31, 2000 do not reflect the activity of the Columbia/HCA Healthcare Corporation Stock Bonus Plan as the Columbia/HCA Healthcare Corporation Stock Bonus Plan was merged into the Plan effective December 31, 2000. Effective January 1, 2001, the Plan was renamed as the HCA 401(k) Plan.

7. Securities Lending

The Master Trust lends its securities under securities borrowing agreements on terms which permit it to lend its securities to other entities for a premium. At December 31, 2001 and 2000, the Master Trust had securities on loan of $224,206,498 and $143,847,754, respectively, and the total value of cash collateral provided to the Master Trust was $231,220,621 and $148,053,684, respectively. The fair value of the securities loaned are measured against the cash collateral on a periodic basis. The amount of net investment gain for the year ended December 31, 2001 and 2000 from securities lending was $688,849 and $589,962, respectively.

Exhibits

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-51112 and 333-64479) pertaining to the HCA 401(k) Plan of our report dated June 10, 2002, with respect to the financial statements of the HCA 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Nashville, Tennessee
June 26, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2002

THE RETIRMENT COMMITTEE
OF THE HCA 401(k) PLAN

By _____

Name: David Anderson
Title: Committee Member